

Mail Stop 3030

July 13, 2016

Via E-mail
Mordechi Bignitz
Chief Executive Officer and Chairman
OWC Pharmaceutical Research Corp.
22 Shacham Street. P.O.B. 8324
Petach Tikva, Israel 4918103

> **Re:** **OWC Pharmaceutical Research Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **File No. 0-54856**

Dear Mr. Bignitz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 42

1.   Please amend the filing to include an auditors' report that is correctly dated. We note that the current report is dated March 31, 2015 which is prior to the date of the latest financial statements included in the filing.

Item 9A. Controls and Procedures, page 57

2.   Please revise Management's Annual Report on Internal Control Over Financial Reporting to include a definitive statement that your internal control over financial reporting is not effective as of December 31, 2015. Refer to Item 308(a)(3) of Regulation S-K.

3.   In the requested amendment, please revise Management's Annual Report on Internal Control Over Financial Reporting to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework that was used to perform your assessment – i.e., indicate whether the 1992 Framework or the Updated Framework issued in 2013 was used. Refer to Item 308(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery